Buenos Aires, January 17, 2017

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant fact. Swap of indirect

participation in Transportadora de Gas del Sur S.A.

Dear Sirs:

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Stock Exchange of Buenos Aires (“Mercado de Valores de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa”) and Petrobras Argentina S.A. (“Petrobras”) in connection to the relevant facts submitted by Pampa on July 19, 2016 and July 27, 2016.

In this regard, we inform that on the date hereof the following swap (the “Swap”) took place: (i) Grupo Inversor Petroquímica S.L. (“GIP”) and PCT L.L.C. (“PCT”) transferred to Petrobras Hispano Argentina S.A. (“PHA”), a subsidiary of Pampa, their position as beneficiary and fideicommissary of the trust owner of 40% of the stock and voting rights of Compañia de Inversiones de Energía S.A. (“CIESA”), a parent company of Transportadora de Gas del Sur S.A; and (ii) Petrobras and PHA transferred GIP and PCT shares representative of  40% of the capital and voting rights of CIESA, with Petrobras keeping a direct participation in CIESA of 10% of its capital and voting rights. The Swap was approved by ENARGAS on December 29, 2016.

The direct and indirect participation of GIP, PCT and Pampa in TGS remain unchanged as a result of the Swap.

Also, it is informed that on the date hereof, GIP, PCT and WST S.A. paid Pampa and Pampa Inversiones S.A., a subsidiary of Pampa, the balance of the purchase price under the share purchase agreement dated July 18, 2016, for a total amount of US$ 80,000,000 plus interests.

                        Sincerely,

______________________

Victoria Hitce

Head of Market Relations